UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                     Sequential
  Exhibit                       Description                         Page Number

    1.                 Press release, dated January 12, 2003             3

                                                                       EXHIBIT 1

CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           760-517-3188
760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------


                                                           FOR IMMEDIATE RELEASE



          ALVARION'S FOURTH QUARTER AND YEAR END 2003 EARNINGS RELEASE
               AND CONFERENCE CALL SCHEDULED FOR FEBRUARY 5, 2004



           TEL AVIV, Israel- January 12, 2004--Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, announced today that it will release its fourth quarter and year end 2003 results on February 5th, 2004, during pre-market hours. Following the announcement, Alvarion's management will host a conference call at 9:00 a.m. EDT. Please call the following dial in number to participate: USA: (612) 332-0523, International: +1-612-332-0523.

           The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website.

           A replay of the call will be available from 4 p.m. EDT on February 5, 2004 through 11:59 p.m. EDT on February 12, 2004. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 716970

ABOUT ALVARION

           Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.

           With over 1.5 million units deployed in 130 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

           Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

           For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release may contain forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ALVARION LTD.



Date: January 12, 2004                           By: /s/ Dafna Gruber
                                                     ---------------------------
                                                 Name:   Dafna Gruber
                                                 Title:  Chief Financial Officer